March 8, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn: Julie F. Rizzo, John Dana Brown, Heather Clark and Linda Cvrkel

 RE:     Edgen Group Inc.

     Amendment No. 2 to the Registration Statement on Form S-1

     File No. 333-178790

Ladies and Gentlemen:

Edgen Group Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its registration statement on Form S-1 (Registration No. 333-178790) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated February 24, 2012 from Ms. Julie F. Rizzo to Mr. Daniel J. O’Leary. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We also include certain supplemental information requested by the Staff with this letter. In addition, we also include a marked copy of Amendment No. 2 showing changes made from the originally filed Amendment No. 1 to its Registration Statement to aid the Staff’s review. All page numbers in our responses refer to the marked copy of Amendment No. 2.

General

1.	We note your response to our prior comment 1 that you believe the terms “premium quality” and “highly engineered” reflect the key attributes of the products the Company supplies. Please revise to state these terms as beliefs accordingly.

Response:

The Company has revised the disclosure on pages 1, 5, 60, 89 and 96 of the Prospectus to state that the Company believes the products it distributes are “premium quality” and “highly engineered.”

2.	We note your response to our prior comment 3. We are unable to view the items in the bottom right corner of the graphic. Please provide us with a copy of the graphic in which the entire graphic is able to be viewed.

Securities and Exchange Commission

March 8, 2012

Response:

In response to the Staff’s comment, the Company has provided to the Staff supplementally a copy of the artwork appearing in the Prospectus.

Special Note Regarding Industry and Market Data, page ii

3.	We note your response to our prior comment 5. Please revise to state that you believe and act as though the market data presented are accurate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page ii of the Prospectus to state that the Company believes and acts as though the market data presented are accurate, reasonable and reliable.

Prospectus Summary, page 1

4.	We note your response to our prior comment 44. Please delete the statement “maximize our profitability” on pages 6 and 98 and the statement “history of successful acquisitions and integrations” on pages 7 and 99 in light of your recent history of losses or advise.

Response:

In response to the Staff’s comment, the Company has deleted the statement on pages 5 and 97 of the Prospectus relating to “maximiz[ing] our profitability.” The Company has also deleted the disclosure on pages 6 and 98 of the Prospectus relating to the Company’s “successful” acquisitions and clarified that through its acquisitions it has expanded its product line, its geographic presence or both.

Our Company, page 1

5.	Please provide support for the statement that “[o]ur customers in all of these end-markets increasingly demand our products in the build-out and maintenance of infrastructure that is required when the extraction, handling and treatment of energy resources becomes more complex and technically challenging” or delete this statement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Prospectus to rephrase the above-referenced statement as a belief of the Company. The Company has also included in the revised disclosure the basis for its belief.

Securities and Exchange Commission

March 8, 2012

Our Competitive Strengths, page 5

6.	We note your response to our prior comment 13. Please revise the last sentence under the Diversified and Stable Customer Base section to state that MRO sales vary from year to year.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 5 and 96 to state that MRO sales vary from year to year.

7.	We also note in your response to our prior comment 57 that you do not appear to have long-term contracts for your sales and your sales are based on individual sales orders during a period. Please revise the Diversified and Stable Customer Base section to clarify, if true, that you do not have long-term contracts with any of your customers.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on page 5 and 96 of the Prospectus to state that consistent with common industry practice, the Company typically operates on a purchase order basis rather than a long-term contract basis with its customers.

8.	We note that the compensation of your senior managers is tied to financial performance measures as stated in the Experienced and Incentivized Management Team section. This appears to conflict with the disclosure in the carryover paragraph starting at the bottom of page 116 that in both 2010 and 2011 no bonuses were granted under the Cash Bonus Plan. Please revise to remove any inconsistencies between these two disclosures or advise.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that although no bonuses were granted under the Cash Bonus Plan in 2010 and 2011, the Company continues to maintain the Cash Bonus Plan and expects that as conditions in the Company’s industry and the overall economy improve, the Company will resume establishing EBITDA targets under the Cash Bonus Plan and resume making payments under the Cash Bonus Plan to the extent such targets are met.

Accordingly, the Company has revised the disclosure to state that the Company intends to tie the compensation of the Company’s senior managers to the Company’s financial performance measures, which is consistent with the Company’s overall compensation philosophy for senior managers.

Our Challenges and Risk Factors, page 7

9.	We note your response to our prior comment 7. Please balance the summary section to discuss the strategic inventory liquidation, inventory write-downs, and goodwill impairment charges or advise. Please also revise the fourth bullet point of this section to include a discussion of the “significant cash interest expense in 2012 and subsequent years” as discussed in the first full risk factor on page 31.

Securities and Exchange Commission

March 8, 2012

Response:

In response to the Staff’s comments, the Company has revised the disclosure on page 7 of the Prospectus in accordance with the Staff’s request.

10.	Please also revise this section to include the range of payments anticipated under the tax receivable agreement and to disclose that EM II LP and B&L will not reimburse you for any payments previously made if benefits are later reduced or disallowed and that you could be subject to additional taxes and possible penalties in the fifth bullet point and the percentage of voting power affiliates of JCP will have upon completion of the offering in the last bullet point.

Response:

In response to the Staff’s comments, the Company has revised the disclosure on page 7 of the Prospectus in accordance with the Staff’s request.

Formation of Edgen Group and the Reorganization, page 8

11.	We note your response to our prior comment 17. Given that you have determined that the Exchange Agreement does not meet the definition of a freestanding financial instrument and equity classification is appropriate, please provide us with your full analysis under ASC 480 and ASC 815-40-25-7 through 35. Your response should clearly analyze the Exchange Agreement in further detail and provide further explanation of the basis or rationale for your conclusion that equity classification is appropriate.

Response:

In response to the Staff’s comment, the Company has provided its full analysis under ASC 480 and ASC 815-40-25-7 through 35 supplementally herewith.

Company Information, page 12

12.	It appears that the web site listed in this section is not a valid web site address. Please advise.

Response:

In response to the Staff’s comment, the Company respectfully advises that Staff that the Company intends to activate the website listed in the Prospectus if and when the Registration Statement is declared effective.

Securities and Exchange Commission

March 8, 2012

Risk Factors, page 20

Concentration of ownership among our existing executives, page 33

13.	We note your response to prior comment 60. Also, we note from the revised disclosure on page 53, that following the Reorganization, EM II LP and B&L will together own 100% of the Edgen Group Class B common stock which will represent a majority of the voting power of the Edgen Group. We also note that affiliates of JCP will continue to control these entities following completion of the offering. Please revise MD&A to disclose the existence of the control relationship that will continue with respect to the Edgen Group following the completion of the offering transaction.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Prospectus.

Use of Proceeds, page 40

14.	We note in your response to our prior comment 32 that if any proceeds remain after repaying in full the BL term loan, the BL revolving credit facility and the Seller Note that you may choose to pay an undetermined amount of principal, accrued interest and a redemption premium with respect to the EMC senior secured notes. Please update this section and similar disclosure elsewhere in the prospectus to include information regarding repaying a portion of the EMC senior secured notes or advise.

Response:

The Company respectfully advises the Staff that the Company no longer intends to repay any of the EMC senior secured notes with proceeds from the offering. Accordingly, the description of the Company’s planned use of proceeds throughout the Prospectus reflects the Company’s current intentions.

Unaudited Pro Forma Condensed Combined Financial Information, page 48

15.	We note from your response to our prior comment number 21 that the company has reflected the column labeled “Pro forma for effects of reorganization” in its capitalization disclosures because the company believes this column provides additional disclosure to prospective investors by showing separately the impact of the consolidation of B&L with the company and the simultaneous repayment of certain B&L indebtedness. Please similarly revise your pro forma balance sheet and consolidated statements of operations to separately show the effects of these transactions from the offering and related transactions.

Securities and Exchange Commission

March 8, 2012

Response:

In response to the Staff’s comment and the Staff’s prior comment 21, the Company has revised the Capitalization table on page 42 of the Prospectus to show a single pro forma column, which gives effect to both the Reorganization and the offering, including the Company’s intended use of proceeds. In order to retain the relevant disclosure regarding the various debt that will be incurred and repaid by the Company as a result of the Reorganization, the Company has included new footnote 4.

In light of the foregoing, the Company respectfully submits that similar separate disclosure is not necessary in the unaudited pro forma financial statements because the unaudited pro forma financial statements currently reflect the consolidation and simultaneous repayment of B&L’s indebtedness in the B&L Historical column in accordance with Article 11 of Regulation S-X.

16.	We note from the disclosures included in Note 1 that as a result of the reorganization and offering transaction, the Edgen Group will have Class A and Class B common shares outstanding, with Class A shares being held by the public shareholders. Please revise the notes to pro forma financial information and MD&A to describe the differing rights and privileges that the Class A and Class B shareholders will have following the completion of the reorganization and offering transactions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 65 of the Prospectus as requested.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 52

17.	We note your response to prior comment 32. Please revise footnote 2(h) to disclose the significant assumptions that were used to calculate the adjustment to interest expense as a result of the repayment of your various debt obligations. Your revised disclosure should explain the amount of each debt obligation that will be repaid and the related interest rates thereon that were used in calculating or determining the pro forma adjustments to interest expense. Your revised disclosure should be presented in a level of detail so that it can be easily determined how the pro forma adjustments to interest expense for each period were calculated or determined.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Prospectus to clearly identify the amount of each debt obligation that will be repaid and the calculations used to determine the pro forma adjustments.

18.	Refer to adjustment 2(i). We note the revisions made to Note 2(i) response to our prior comment 34. As requested in our prior comment, please revise to disclose the significant assumptions that were used to calculate or determine the noncontrolling interest and income attributable to noncontrolling interest.

Securities and Exchange Commission

March 8, 2012

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Prospectus to provide further information as to how the noncontrolling interest and income attributable to noncontrolling interest are calculated.

19.	We note your response to prior comment 36. Please confirm that you will revise to disclose the effective tax rate, including the blended state tax rate that was used to determine the pro forma adjustment. Your revised disclosure should also explain how the effective tax rate was calculated or determined.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Prospectus. The Company also confirms that it will revise the disclosure on page 59 of the Prospectus to disclose the effective tax rate, including the blended state tax rate that was used to determine the pro forma adjustment.

20.	Refer to footnote 2(k) – Please revised footnote (k) to explain in further detail how the company calculated or determined the amount of the deferred tax asset and related liability that would be recognized if the Exchange Rights were to be exercised in full. Also, please revise footnote (k) to explain in further detail how you calculated the range of expected future payments to be made under the tax receivable agreement over the next fifteen years assuming the Exchange Rights were exercised in full.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Prospectus to explain in further detail how the Company calculated or determined the amount of the deferred tax asset and related liability that would be recognized if the Exchange Rights were to be exercised in full.

In addition, the Company has revised the disclosure to explain in further detail how the Company calculated the range of expected future payments to be made under the tax receivable agreement over the next fifteen years assuming the Exchange Rights were exercised in full and an offering price in the midpoint of the range included on the cover page of the Prospectus. In a subsequent amendment to the Registration Statement, the Company will include the relevant amounts.

21.	We note from the disclosure on page 8 that the company intends to enter into new employment agreements with certain officers in connection with the offering. If such agreements will provide for revised compensation arrangements for these officers, please revise the pro forma statements of operations to include adjustments giving effect to these revised compensation arrangements. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Securities and Exchange Commission

March 8, 2012

Response:

In response to the Staff’s comment, as required by Rule 11-02(b)(6) of Regulation S-X, the Company confirms that once the terms of the new employment agreements are finalized, the Company will revise the pro forma statements of operations to reflect the impact of the new compensation arrangements of certain officers of the Company. Accordingly, the Company has currently included a placeholder for such additional disclosure as indicated in footnote (l) on page 59 of the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

Quantitative and Qualitative Disclosures about Market Risk, page 88

Foreign Currency Risk, page 88

22.	We note your response to our prior comment 39 and do not believe the revised disclosures are fully responsive to our request. Given the magnitude of the company’s foreign currency transactions, please revise to provide the quantitative disclosures with regard to your exposure to foreign currency exchange rate risk in one of the three disclosure alternatives outlined in Item 305(a)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Prospectus to include a sensitivity analysis for the effect each one percentage point change in the value of foreign currencies relative to the U.S. dollar would have on its sales in accordance with Item 305(a)(l)(ii).

Business, page 90

Our Industry, page 90

23.	Please define “substantial increase in order flow” in the second sentence of the first paragraph following the bullet point on page 91.

Response:

In response to the Staff’s comments, the Company has deleted the above-referenced disclosure on page 90 of the Prospectus.

24.	We note that the information set forth in the paragraph starting at the bottom of page 91 presents information from one of three scenarios and the three scenarios vary greatly with respect to worldwide energy use. Please revise to clarify the disclosure in the filing accordingly or advise.

Securities and Exchange Commission

March 8, 2012

Response:

In response to the Staff’s comments, the Company has clarified the disclosure on page 90 of the Prospectus.

25.	We note your response to our prior comment 41. Please delete the reference to the compound growth rate over the last 5 years of the number of semi-submersible rigs and drillships contracted to drill in deepwater locations on page 94.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 92 and 93 of the Prospectus to delete references to compound annual growth rates.

Products, page 103

26.	We note your disclosure in the last paragraph of this section. Please provide similar disclosure in the Prospectus Summary section so it is clear that you do not manufacture any of your products and instead distribute manufactured products.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Prospectus to include disclosure that the Company does not manufacture any products.

Executive Compensation, page 115

Compensation Discussion and Analysis, page 115

27.	We note your response to our prior comment 51. We note the statement on page 116 that in each of the past three years each named executive officer “achieved a performance level that entitled him to some portion or all of his target bonus award.” In light of this please explain to us why no bonus award for 2009 is reflected in the Summary Compensation Table. While we note the statement that “as was the case for 2010, in 2011, due to uncertain market conditions stemming from the global economic recession, the CEO, CFO and the Committee determined that bonuses would not be granted under the Cash Bonus Plan,” there is no similar statement indicating that no bonus was granted for 2009.

Response:

The Company respectfully advises the Staff that the above-referenced disclosure was inadvertently included in the Company’s previous filing and has been deleted from

Securities and Exchange Commission

March 8, 2012

page 117 of the Prospectus. The Company has clarified on page 118 of the Prospectus that no named executive officer achieved a performance level that entitled him to any portion of his target bonus award during the three years ended December 31, 2011.

Annual performance-based cash bonus, page 116

28.	In this regard we also note on page 117 that EBITDA targets for 2011 would not be set. Given that no EBITDA targets were ever set for 2011 it is unclear to us how “in the past three years” each named executive officer “achieved a performance level that entitled him to some portion or all of his target bonus award.” Please revise or advise.

Response:

The Company respectfully refers the Staff to the Company’s response to comment 27, above. The Company has deleted the above-reference disclosure from page 117 of the Prospectus.

Equity-based incentive compensation, page 117

29.	We note your response to our prior comment 52 but do not believe the revised disclosures were fully responsive to our request. As originally requested, please revise the critical accounting policies section of MD&A to discuss the repurchase and replacement of the awards and the planned accounting treatment for the exchange of outstanding awards under the existing plans with new awards. Your revised disclosures should be presented in a level of detail consistent with that provided in your response to our prior comment number 52.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Prospectus as requested.

Outstanding equity awards at year-end, page 120

30.	While we note the disclosure in footnote 6, there does not appear to be any information for Mr. Craig in the table. Please advise or revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised the outstanding equity awards at year-end table on page 120 of the Prospectus to delete the inclusion of Mr. Craig, as he did not have any equity awards outstanding at December 31, 2011.

Securities and Exchange Commission

March 8, 2012

Certain Relationships and Related Person Transactions, page 130

Employment Agreements, page 130

31.	We note your disclosure on page 8 that you expect to enter into amended employment agreements with certain of your officers. Please advise or revise your disclosure in this section for consistency. Additionally, please advise as to whether you will update the Employment agreements and potential payments upon termination or change of control section beginning on page 121 for the amended employment agreements as applicable and confirm you will file such amended agreements as exhibits to your registration statement or advise.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that once the final terms of the amended employment agreements are known, the Company will revise the disclosure on pages 121 through 126 of the Prospectus to reflect the terms of the amended employment agreements, and the Company confirms that it will file the forms of such amended employment agreements as exhibits to the Registration Statement.

Financial Statements, page F-1

Edgen Murray II, L.P. September 30, 2011 Financial Statements, page F-5

Notes to consolidated financial statements, page F-10

Related-party transactions, page F-33, F-74

32.	We note the disclosures that have been added to page 55, F-34 and F-75 in response to our prior comment 61. Please revise the notes to the financial statements to disclose the significant assumptions that were used in the Black-Scholes option pricing model for purposes of determining the fair value of the option grants. Your revised disclosure should be provided in a level of detail consistent with that included in the second paragraph of your response to our prior comment number 61.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and F-38 of the Prospectus as requested.

Securities and Exchange Commission

March 8, 2012

33.	Also, we note from the disclosures included in Note 18 that based on the company’s valuation methodology, it was determined that the fair value of the Class A restricted units was $1,075 and the fair value of the Class B units was $748. Please explain in the notes to the financial statements the facts or circumstances that result in the significant differences between the values determined for the Class A and Class B units.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and F-38 of the Prospectus as requested.

Edgen Murray II, L.P. December 31, 2010 Financial Statements, page F-40

Notes to consolidated financial statements, page F-47

9. Equity-based compensation, page F-61

34.	We note your response to our prior comment number 65. As requested in our prior comment, please revise note 9 to disclose for fully vested share options and units, and share options and units expected to vest, the aggregate intrinsic value of options and units outstanding, and the aggregate intrinsic value of options and units that are exercisable. Refer to the disclosure requirements outlined in ASC 718-10-50. Please note that the predecessor is considered a public entity upon the filing of the Form S-1 registration statement.

Response:

In response to the Staff’s comment, the Company has provided the required disclosure on page F-26 of the Prospectus.

Other

35.	Please update the financial statements, as required by Rule 3-12 of Regulation S-X.

Response:

In response to the Staff’s comment, the Company has updated the financial statements of both EM II LP and B&L as required by Rule 3-12 of Regulation S-X. The Company further confirms that it will update the financial statements in the Prospectus as required by Rule 3-12 of Regulation S-X in subsequent amendments.

36.	Please provide a currently dated consent of the independent registered accountants in any future amendments to your Form S-1 registration statement.

Securities and Exchange Commission

March 8, 2012

Response:

The Company will include updated accountants’ consents in any future amendments to its Form S-1 registration statement.

Exhibits

37.	We note your response to our prior comment 75 that you have included all schedules and exhibits. Please tell us whether schedules and exhibits marked “see attached” in exhibits 10.2 and 10.15 refer to existing documents that are not filed.

Response:

In response to the Staff’s comment, the Company has re-filed Exhibit 10.2 in order to include the attachment to Schedule III thereof and Exhibit 10.15 in order to include the attachments to Exhibits J, O and 4.01(b) thereof.

38.	We note your response to our prior comment 77. Please also file the Limited Liability Company Agreement among Edgen Group, EM II LP and B&L or advise. Please also update the Index of Exhibits for each of the agreements you will file in connection to the reorganization.

Response:

The Company confirms that in subsequent amendments it will file as exhibits to the Registration Statement all documents related to the Reorganization to the extent required by Item 601 of Regulation S-K, including the Limited Liability Company Agreement of EDG Holdco LLC among Edgen Group, EM II LP and B&L.

The Company has updated the Index of Exhibits for each of the agreements the Company will file in connection with the Reorganization.

Securities and Exchange Commission

March 8, 2012

If you have any questions, please feel free to contact Carmen J. Romano at 215.994.2971 or the undersigned at 215.994.2757. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Eric S. Siegel

Exhibits (via overnight delivery)

cc:	Daniel J. O’Leary

David L. Laxton, III